Exhibit 12

CARNIVAL CORPORATION & PLC

Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Nine Months Ended August 31,
	2010		2009
Net income	$1,730		$1,597
Income tax (benefit) expense, net	(6)		8

Income before income taxes	1,724		1,605

Fixed charges
Interest expense, net	285		281
Interest portion of rent expense (a)	17		14
Capitalized interest	20		28

Total fixed charges	322		323

Fixed charges not affecting earnings
Capitalized interest	(20)		(28)

Earnings before fixed charges	$2,026		$1,900
Ratio of earnings to fixed charges	6.3	x	5.9	x

(a) Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.